MyTravel

04036205

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

9 August 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL RECEIVED AUG 11 2004 WASH. D.C. 208 PROCESSING SECTION

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 4 August 2004, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

pp Karen Houlihan

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

J:Grpsec-15-07-0801-001-SEC-3-040809

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Schroder Investment Management Limited/ Schroder Unit Trusts Limited/ Schroder Investment Management North America Limited/ Schroder Investment Management North America Inc and Schroders plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not stated

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not stated

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

Not stated

7. Number of shares / amount of stock disposed

Not stated

8. Percentage of issued class

Not stated

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not stated

11. Date company informed

4 August 2004

12. Total holding following this notification

Not stated

13. Total percentage holding of issued class following this notification

Not stated

14. Any additional information

The notification states that while the above continue to have an interest in the above security, it has ceased to be a notifiable interest for the purposes of Part VI of the Companies Act 1985 since it represents less than 10% of the nominal value of that relevant share capital.

15. Name of contact and telephone number for queries

Mike Vaux, Assistant Company Secretary. 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

14 August 2004

Investment Management Limited
...sham Street, London EC2V 7QA

...lephone 020 7658 6000 Fax 020 7658 6965
www.schroders.com

Schroders | 2004
200 years of forward thinking

By fax and post

Our Ref: SIM/ACD

03 August 2004

The Secretary
MyTravel Group Plc
Parkway Three
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

Dear Sir

10p ORDINARY SHARES ("SHARES")

We write to advise you that while we, Schroder Investment Management Limited, continue to have an interest in the above-mentioned shares, it has ceased to be a notifiable interest for the purposes of Part VI of the Companies Act 1985 (the Act) since it represents less than 10% of the nominal value of that relevant share capital, which we understand to be 544,461,136 shares.

This notification is made to you in respect of our own interest as investment managers and also on behalf of:-

(a) Schroder Unit Trusts Limited, an affiliated company,

(b) Schroder Investment Management North America Limited, a wholly-owned subsidiary,

(c) Schroder Investment Management North America Inc., an affiliated company, and

(d) Schroders plc., our holding company,

in relation to any interests they may have or be treated as having respectively under the Act.

Yours faithfully,

Alison Dunn
Assistant Manager - Compliance

nvestment Management Limited
nam Street, London EC2V 7QA

ephone 020 7658 6000 Fax 020 7658 6965
ww.schroders.com

Schroders | 2004
200 years of forward thinking

By fax and post

Our Ref: SIM/ACD

03 August 2004

The Secretary
MyTravel Group Plc
Parkway Three
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

Dear Sir

10p ORDINARY SHARES ("SHARES")

We write to advise you that while we, Schroder Investment Management Limited, continue to have an interest in the above-mentioned shares, it has ceased to be a notifiable interest for the purposes of Part VI of the Companies Act 1985 (the Act) since it represents less than 10% of the nominal value of that relevant share capital, which we understand to be 544,461,136 shares.

This notification is made to you in respect of our own interest as investment managers and also on behalf of:-

(a) Schroder Unit Trusts Limited, an affiliated company,

(b) Schroder Investment Management North America Limited, a wholly-owned subsidiary,

(c) Schroder Investment Management North America Inc., an affiliated company, and

(d) Schroders plc., our holding company,

in relation to any interests they may have or be treated as having respectively under the Act.

Yours faithfully,

Alison Dunn
Assistant Manager - Compliance